FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Letter to the Buenos Aires Stock Exchange regarding Cash Dividends Distribution.

February 12, 2008

BUENOS AIRES STOCK EXCHANGE

25 de Mayo 347, 2nd Floor

Buenos Aires

Dear Sir:

Re:	Distribution of Dividends

This letter is to inform you that on February 12, 2008, the Board of Directors’ Meeting approved a resolution to submit a proposal to the Shareholders’ Meeting, which is to be held on March 28, 2008, to distribute a total of Arg. Pesos $ 164,000,000 as cash dividends. Such distribution, which is subject to prior regulatory and contractual authorizations, shall be made pro-rata to the nominal holdings of each shareholder, ($0.34793 per share).

Sincerely,

BBVA BANCO FRANCÉS S.A.

Reconquista 199 (C1003ABB) Casilla de Correo 3196 Correo Central (1000) Buenos Aires Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 12, 2008	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer